

This Form CB contains 8 pages, including all exhibits.

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM CB
TENDER OFFER/RIGHTS OFFERING NOTIFICATION FORM

Please place an X in the box(es) to designate the appropriate rule provision(s) relied upon to file this Form:

Securities Act Rule 801 (Rights Offering) ☐

Securities Act Rule 802 (Exchange Offer) ☐

Exchange Act Rule 13e-4(h)(8) (Issuer Tender Offer) ☐

Exchange Act Rule 14d-1(c) (Third Party Tender Offer) ☒

Exchange Act Rule 14e-2(d) (Subject Company Response) ☐

Filed or submitted in paper if permitted by Regulation S-T Rule 101(b)(8) ☒

Telecom Italia S.p.A
(Name of Subject Company)

Not Applicable
(Translation of Subject Company's Name into English (if applicable))

Italy
(Jurisdiction of Subject Company's Incorporation or Organization)

Olivetti S.p.A.
(Name of Person(s) Furnishing Form)

Ordinary Shares
and
American Depositary Receipts
(Title of Class of Subject Securities)

Ordinary Shares ISIN IT 0001127429
ADR CUSIP 87927W106
(CUSIP Number of Class of Securities (if applicable))

Riccardo Pettazzi
Department of Corporate Affairs
Telecom Italia S.p.A.
Corso d'Italia 41
00198 Rome (Italy)
+39006-3688-3201

(Name, Address (including zip code) and Telephone Number (including area code) of Person(s) Authorized to Receive Notices and Communications on Behalf of Subject Company)

Copies to:

Loris Bisone
General Counsel
Olivetti S.p.A.
Via Jervis, 77
10015 Ivrea (Turin)
Italy
Jeffrey M. Oakes
Davis Polk & Wardwell
99 Gresham Street
London EC2V 7NG

Not Applicable
(Date Tender Offer/Rights Offering Commenced)

* An agency may not conduct or sponsor, and a person is not required to respond to, a collection of information unless it displays a currently valid control number. Any member of the public may direct to the Commission any comments concerning the accuracy of this burden estimate and any suggestions for reducing this burden. This collection of information has been reviewed by OMB in accordance with the clearance requirements of 44 U.S.C. 3507.

PART I - INFORMATION SENT TO SECURITY HOLDERS

Item 1. Home Jurisdiction Documents

(a) Statement dated July 24, 2003 released by Olivetti relating to the determination of the ratios for the exchange.

(b) Not applicable

Item 2. Informational Legends

Not applicable.

PART II - INFORMATION NOT REQUIRED TO BE SENT TO SECURITY HOLDERS

(1) Not applicable.

(2) Not applicable.

(3) Not applicable.

PART III - CONSENT TO SERVICE OF PROCESS

(1) A written irrevocable consent on Form F-X has been filed by Olivetti S.p.A. with the Commission on June 5, 2003.

(2) Not applicable.

Exhibit Index

Exhibit Number	Description
1.0*	Olivetti's press release relating to the deposit with CONSOB, the Italian Securities and Exchange Commission, of a communication to the market (in compliance with article 37, paragraph 2 of CONSOB Regulation no. 11971/1999) in relation to the intention to launch a voluntary partial tender offer for ordinary shares and American Depositary Shares representing underlying ordinary shares of Telecom Italia
1.1**	Olivetti's press release dated June 12, 2003 relating to the withdrawal rights exercised by Olivetti's shareholders.
1.2***	Olivetti's press release dated June 16, 2003 relating to the withdrawal rights exercised by Olivetti's shareholders.
1.3****	Statement dated June 19, 2003, released by Olivetti pursuant to Article 41 of CONSOB Regulation no. 11971/1999 relating to the agreement with Borsa Italian S.p.A. on the offer period for the tender offer and to the authorization by CONSOB to the publication of the offer document.
1.4*****	Offer document dated June 20, 2003 relating to the voluntary partial tender offer pursuant to Article 102 et seq. of Italian Legislative Decree no. 58/1998 for ordinary shares (including ordinary shares represented by American Depositary Shares—ADSs) of Telecom Italia S.p.A.
1.5*****	ADS Letter of Transmittal to accept the Offer of Olivetti S.p.A. for outstanding Ordinary Share American Depositary Shares representing 10 underlying Ordinary Shares of Telecom Italia S.p.A. (evidenced by American Depositary Receipts) of Telecom Italia S.p.A. pursuant to the Offer described in the Offer Document, dated June 20, 2003.
1.6*****	U.S. Ordinary Letter of Transmittal for the tender offer for Ordinary Shares of Telecom Italia S.p.A. promoted by Olivetti S.p.A.
1.7*****	Letter to Brokers, Dealers, Commercial Banks, Trust Companies and Other Nominees dated June 20, 2003 relating to the Offer.
1.8*****	Letter to Clients dated June 20, 2003 relating to the Offer.
1.9*****	Notice of Guaranteed Delivery to accept the Offer of Olivetti S.p.A. for outstanding Ordinary Share American Depositary Shares representing 10 underlying Ordinary shares of Telecom Italia S.p.A. (evidenced by American Depositary Receipts) of Telecom Italia S.p.A. pursuant to the Offer as described in the Offer Document, dated June 20, 2003.
1.10*****	Guidelines for Certification of Taxpayer Identification Number on Substitute Form W-9.
1.11*****	Notice pursuant to Article 38.2 of CONSOB Regulation No. 11971 of May 14 1999, following CONSOB's Decision of June 18, 2003 authorizing release of the Offer Document relating to the voluntary partial cash tender offer made by Olivetti S.p.A. for ordinary shares (including ordinary shares represented by American Depositary Shares—ADSs) of Telecom Italia S.p.A., as published on the U.S. Edition of the Financial Times on June 23, 2003.
2.0******	Olivetti press release dated July 7, 2003 in response to certain market rumors published by the press and reported in certain analyst reports.

3.0******* Statement dated July 18, 2003 released by Olivetti relating to the preliminary results of the voluntary partial tender offer for ordinary shares and American Depositary Shares representing underlying ordinary shares and savings shares of Telecom Italia.

4.0******** Statement dated July 23, 2003 released by Olivetti relating to the preliminary results of the voluntary partial tender offer for ordinary shares and American Depositary Shares representing underlying ordinary shares and savings shares of Telecom Italia.

5.0 Statement dated July 24, 2003 released by Olivetti relating to the determination of the ratios for the exchange.

---

* Previously furnished to the Securities and Exchange Commission as an exhibit to form CB dated June 5, 2003.

** Previously furnished to the Securities and Exchange Commission as an exhibit to form CB dated June 13, 2003.

*** Previously furnished to the Securities and Exchange Commission as an exhibit to form CB dated June 16, 2003.

**** Previously furnished to the Securities and Exchange Commission as an exhibit to form CB dated June 20, 2003.

***** Previously furnished to the Securities and Exchange Commission as an exhibit to form CB dated June 23, 2003.

****** Previously furnished to the Securities and Exchange Commission as an exhibit to form CB dated July 8, 2003.

******* Previously furnished to the Securities and Exchange Commission as an exhibit to form CB dated July 18, 2003.

********Previously furnished to the Securities and Exchange Commission as an exhibit to form CB dated July 23, 2003.

SIGNATURES

After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.


Olivetti S.p.A.

Name: Loris Bisone
Title: General Counsel

Date: July 24, 2003

EXHIBIT 5.0





TELECOM ITALIA-OLIVETTI MERGER: DETERMINED THE RATIOS FOR THE EXCHANGE

Milan, 24 July 2003 - Olivetti and Telecom Italia hereby give notice that, upon execution of the merger by incorporation of Telecom Italia with and into Olivetti, which is expected to become effective within the first half of August 2003, all of the Olivetti ordinary shares and Telecom Italia ordinary and savings shares will be cancelled and replaced with new ordinary and savings shares of the absorbing company which will be called "Telecom Italia S.p.A.".

The substitution of the shares will take place according to the following ratios:

0.471553 ordinary shares of Telecom Italia S.p.A. (formerly Olivetti), nominal value Euro 0.55, regular dividend rights, in substitution of each ordinary share of Olivetti, nominal value Euro 1.00;

3.300871 ordinary shares of Telecom Italia S.p.A. (formerly Olivetti), nominal value Euro 0.55, regular dividend rights, in substitution of each ordinary share of Telecom Italia, nominal value of Euro 0.55;

3.300871 savings shares of Telecom Italia S.p.A. (formerly Olivetti), nominal value Euro 0.55, regular dividend rights, in substitution of each savings share of Telecom Italia, nominal value of Euro 0.55;

Shareholders are reminded that, in compliance with the merger plan and with the resolutions adopted by the shareholders' meetings of Telecom Italia and Olivetti, on May 24 and May 26, 2003 respectively, the exchange ratio will be satisfied via a redistribution of the share capital of Olivetti, as in effect at the time the merger is implemented. The share capital will be re-allocated by distributing the share capital of the absorbing company, and the shares which form it, amongst the shareholders of the absorbing company and the absorbed company, in accordance with the exchange ratio.

As the share capital of Olivetti, following the increase as a result of the issue of new shares (following the conversion of the convertible bonds) and the reduction thereof due to the exercise of withdrawal rights, will be higher than the amount as at April 15, 2003, no further shares will be issued as previously provided for in the merger plan.

An explanatory note describing the calculation methods utilized to establish the above indicated ratios and the share capital of Telecom Italia S.p.A. (formerly Olivetti) after the merger, will be made available by tomorrow on the Internet web sites of Olivetti (www.olivetti.it) and Telecom Italia (www.telecomitalia.it).

After the redistribution and giving effect to any necessary roundings, the share capital of Telecom Italia S.p.A. (formerly Olivetti) will be equal to Euro 8,845,640,599.40 divided into 10,287,061,839 ordinary shares and 5,795,921,069 savings shares of a nominal amount of Euro 0.55 each.

Within the context of the operations to substitute the new shares of Telecom Italia S.p.A. (formerly Olivetti) for shares of Olivetti and Telecom Italia, a service will be made available to the shareholders, entirely at the absorbing company's expense, via authorized intermediaries, which will permit the rounding of the number of newly-issued shares owned down or up to the nearest whole number, at market prices and at no cost in terms of expenses, stamp duty or commissions.

The newly issued shares to be exchanged will be assigned to the entitled shareholders, via the respective intermediaries participating in Monte Titoli S.p.A., at the date of effectiveness of the merger. The shares of Olivetti and Telecom Italia not dematerialized may be exchanged only upon delivery beforehand of the shares to an authorized intermediary for their insertion in a centralized dematerialization management system.

Olivetti

Press Office and Communication
+39 0125 522885 / 02 85954915
www.olivetti.it

Telecom Italia

Communication & Media Relations
Ufficio Stampa Corporate: +39.06.3688.2610
www.telecomitalia.it/stampa